UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange of 1934
(Amendment No. 3)*

ReNew Energy Global plc
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G7500M 104
(CUSIP Number)

Sumant Sinha Commercial Block-1, Zone 6 Golf Course Road, DLF City Phase-V Gurugram-122009, Haryana India Tel: (+91) 124 489 6670
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7500M 104
1		NAME OF REPORTING PERSON Cognisa Investment
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ⌧ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,498,328
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,498,328
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,498,328
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. G7500M 104
1		NAME OF REPORTING PERSON Wisemore Advisory Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ⌧ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,939,313
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,939,313
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,939,313
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. G7500M 104
1		NAME OF REPORTING PERSON Sumant Sinha
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ⌧ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,190,490
	8	SHARED VOTING POWER 11,437,641
	9	SOLE DISPOSITIVE POWER 36,190,490
	10	SHARED DISPOSITIVE POWER 11,437,641
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,628,131
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Explanatory Note

This Amendment No. 3 (the “Amendment No. 3”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Reporting Persons on September 2, 2021, as amended and supplemented on November 21, 2022 and November 30, 2023 (the “Original Schedule 13D”) and as further amended and supplemented by this Amendment No. 3 to the Original Schedule 13D (collectively, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.
Item 4. Purpose of Transaction.
The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.
This Amendment No. 3 amends and supplements Item 4 of the Original Schedule 13D by adding the following:
Non-Binding Proposal
On December 10, 2024, the Reporting Persons, Canada Pension Plan Investment Board (“CPPIB”), Abu Dhabi Future Energy Company PJSC-Masdar (“Masdar”) and Platinum Hawk C 2019 RSC Limited (“Platinum Hawk” and, together with the Reporting Person, CPPIB and Masdar, the “Consortium” and each member in the Consortium, a “Consortium Member”) jointly submitted a non-binding proposal (the “Proposal”) to the board of directors of the Issuer (the “Board”) by the Consortium to acquire all of the Shares (on a fully diluted basis) of the Issuer not presently owned by the Consortium Members at a price per Share equal to $7.07 by way of a UK scheme of arrangement (the “Proposed Transaction”). The Consortium Members may seek to add new members to the Consortium. The Consortium Members expect to engage in communications with the Special Committee of the Board of Directors, comprised entirely of disinterested non-management directors and acting in consultation with independent financial and legal advisors, relating to the Proposal. The Reporting Persons do not intend to update this Schedule 13D to reflect developments relating to the Proposed Transaction except to the extent required by law.
The Proposal is non-binding, and no agreement, arrangement or understanding between the Consortium or any Consortium Members, on the one hand, and the Issuer, on the other hand, relating to the Proposal, the Proposed Transaction or any other transaction will be created until such time as definitive agreements for the Proposed Transaction have been executed and delivered. The Proposal states that the Consortium Members are interested only in acquiring the Shares (on a fully diluted basis) not already owned by the Consortium Members and that the Consortium Members that are existing shareholders of the Issuer do not intend to sell their Shares to any third party. According to the Proposal, the definitive agreements, if, as and when executed and delivered, would contain customary terms, including closing conditions for necessary regulatory approvals and obtaining the approvals required by the UK Companies Act 2006 in respect of the proposed scheme of arrangement.
References to, and descriptions of, the Proposal in this Schedule 13D are qualified in their entirety by the terms of the Proposal, a copy of which is attached hereto as Exhibit 99.11 and is incorporated in its entirety into this Item 4.
Item 5. Interest in Securities of the Issuer.
This Amendment No. 3 amends and restates Item 5 of the Original Schedule 13D in its entirety as follows:
(a) - (b)
The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Ordinary Shares and percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 244,266,823 Shares outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 30, 2024:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Cognisa Investment	6,498,328	2.6%	0	6,498,328	0	6,498,328
Wisemore Advisory Private Limited	4,939,313	2.0%	0	4,939,313	0	4,939,313
Sumant Sinha	47,628,131	16.3%	36,190,490	11,437,641	36,190,490	47,628,131

As of the date hereof, Mr. Sinha is the record holder of one Class B Ordinary Share, which represents voting rights equal to (i) 82 Class A Ordinary Shares that would have been issued to Mr. Sinha and his affiliates if Mr. Sinha and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Class A Ordinary Shares at an exchange ratio of 1-to-0.8289, (ii) 6,498,328 Class A Ordinary Shares that would have been issued to Cognisa and its affiliates if Cognisa and its affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Class A Ordinary Shares at an exchange ratio of 1-to-0.8289, and (iii) 4,939,313 Class A Ordinary Shares that would have been issued to Wisemore and its affiliates if Wisemore and its affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Class A Ordinary Shares at an exchange ratio of 1-to-0.8289. Cognisa and Wisemore are directly owned and controlled by Mr. Sinha. As a result, Mr. Sinha may be deemed to share beneficial ownership over the securities held by each of Cognisa and Wisemore. In addition, Mr. Sinha is the record holder of 36,190,408 Class A Ordinary Shares issuable upon the exercise of options held by Mr. Sinha that were exercisable within 60 days from the date hereof. Based on an aggregate of 291,894,954, comprising of 244,266,823 Class A Shares outstanding as of March 31, 2024, 11,437,723 Class A Ordinary Shares that would have been issued to Mr. Sinha and his affiliates if Mr. Sinha and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Class A Ordinary Shares at an exchange ratio of 1-to-0.8289 and the 36,190,408 Class A Ordinary Shares issuable to Mr. Sinha upon the exercise of options held by Mr. Sinha that were exercisable within 60 days from the date hereof, Mr. Sinha beneficially owns approximately 16.3% of the outstanding Shares. Based on an aggregate of 304,240,632 Shares, comprised of (i) 244,266,823 Shares outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 30, 2024, (ii) 12,345,678 Shares that would have been issued to CPPIB if CPPIB had exchanged its existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, (iii) 11,437,723 Shares that would have been issued to Mr. Sinha and his affiliates if Mr. Sinha and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, and (iv) 36,190,408 Shares issuable to Mr. Sinha upon the exercise of options held by Mr. Sinha that were exercisable within 60 days from the date hereof, Mr. Sinha beneficially owns approximately 15.7% of the outstanding Shares.
Pursuant to Section 13(d) of the Act, by virtue of the relationships described in this Schedule 13D and the Consortium Bid Conduct Agreement, the Reporting Persons may be deemed to be a member of a “group” with CPPIB, Platinum Hawk and Masdar. However, the Reporting Persons expressly disclaim beneficial ownership of the Shares beneficially owned by CPPIB, Platinum Hawk or any other reporting person(s). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons beneficially own any Shares that are beneficially owned by CPPIB, Platinum Hawk or any other reporting person(s). The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedule 13D filed by CPPIB, Platinum Hawk or any other reporting person(s).
Based on the Schedule 13D filed by CPPIB with the SEC on the date hereof, CPPIB beneficially owns, and has sole voting power and sole dispositive power with respect to, 88,846,844 Shares, representing approximately 29% of the voting rights associated with the outstanding Shares (including 12,345,678 voting rights exercisable by CPPIB by virtue of the Class D Share held by CPPIB). Such percentage is calculated based on an aggregate of 304,240,632 Shares, comprised of (i) 244,266,823 Shares outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 30, 2024, (ii) 12,345,678 Shares that would have been issued to CPPIB if CPPIB had exchanged its existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, (iii) 11,437,723 Shares that would have been issued to Mr. Sinha and his affiliates if Mr. Sinha and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289 and (iv) 36,190,408 Shares issuable to Mr. Sinha upon the exercise of options held by Mr. Sinha that were exercisable within 60 days from the date hereof.
Based on the Schedule 13D filed by Platinum Hawk with the SEC on the date hereof, Platinum Hawk beneficially owns 58,170,916 Shares representing approximately 19.3% of the voting rights associated with the outstanding Shares. Such percentage is calculated based on an aggregate of 304,240,632 Shares, comprised of (i) 244,266,823 Shares outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 30, 2024, (ii) 12,345,678 Shares that would have been issued to CPPIB if CPPIB had exchanged its existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, (iii) 11,437,723 Shares that would have been issued to Mr. Sinha and his affiliates if Mr. Sinha and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289 and (iv) 36,190,408 Shares issuable to Mr. Sinha upon the exercise of options held by Mr. Sinha that were exercisable within 60 days from the date hereof.
    Accordingly, in the aggregate, the Reporting Person, CPPIB and Platinum Hawk may be deemed to beneficially own 194,645,891 Shares. Based on an aggregate of 304,240,632 Shares, comprised of (i) 244,266,823 Shares outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 30, 2024, (ii) 12,345,678 Shares that would have been issued to CPPIB if CPPIB had exchanged its existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, (iii) 11,437,723 Shares that would have been issued to Mr. Sinha and his affiliates if Mr. Sinha and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289 and (iv) 36,190,408 Shares issuable to Mr. Sinha upon the exercise of options held by Mr. Sinha that were exercisable within 60 days from the date hereof, Reporting Person, CPPIB and Platinum Hawk may be deemed to beneficially own approximately 64% of the outstanding Shares.

(c) Except as described in this Schedule 13D, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any Covered Person has effected any transactions in the Shares during the past sixty days.
(d) None.
(e) Not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.
This Amendment amends and supplements Item 6 by adding the following:
Consortium Bid Conduct Agreement
On December 10, 2024, the Reporting Persons, CPPIB, Platinum Hawk and Masdar entered into a consortium bid conduct agreement (the “Consortium Bid Conduct Agreement”), pursuant to which the Consortium Members agreed, among other things, to cooperate and work together in good faith and act reasonably in connection with the implementation and conduct of the Proposal and the Proposed Transaction. The Consortium Bid Conduct Agreement regulates (i) conduct of and responsibilities for the Proposal and the Proposed Transaction among the Consortium Members, (ii) admission and withdrawal of members of the Consortium, (iii) engagement of advisors and (iv) expense sharing. Pursuant to the Consortium Bid Conduct Agreement, none of the Shares held by any Consortium Member that is an existing shareholder of the Issuer or its affiliates will be subject to the scheme of arrangement and instead, all of such Shares will remain shares of the Issuer immediately following the consummation of the Proposed Transaction.
    References to, and descriptions of, the Consortium Bid Conduct Agreement in this Schedule 13D are qualified in their entirety by the terms of the Consortium Bid Conduct Agreement, a copy of which is attached hereto as Exhibit 99.12, which is incorporated in its entirety into this Item 6.

Item 7.                   Material to Be Filed as Exhibits.
Exhibit No.	Description
99.11
Proposal, dated December 10, 2024, from Canada Pension Plan Investment Board, Platinum Hawk C 2019 RSC Limited, as trustee for the Platinum Cactus A 2019, Abu Dhabi Future Energy Company PJSC-Masdar and Mr. Sumant Sinha.

99.12
Consortium Bid Conduct Agreement, dated December 10, 2024, by and among Canada Pension Plan Investment Board, Platinum Hawk C 2019 RSC Limited, as trustee for the Platinum Cactus A 2019, Abu Dhabi Future Energy Company PJSC-Masdar and Mr. Sumant Sinha.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATE: December 10, 2024

COGNISA INVESTMENT

By	/s/ Sumant Sinha
Name: Sumant Sinha
Title: Partner

WISEMORE ADVISORY PRIVATE LIMITED

By	/s/ Sumant Sinha
Name: Sumant Sinha
Title: Director
Mr. SUMANT SINHA

By	/s/ Sumant Sinha
(in person capacity)